SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

April 14, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the selection of two bidders in the UMTS frequencies allocation tender for two additional cellular operators

PARTNER COMMUNICATIONS ANNOUNCES THE
SELECTION OF TWO BIDDERS IN THE UMTS
FREQUENCIES ALLOCATION TENDER FOR TWO
ADDITIONAL CELLULAR OPERATORS

ROSH HA'AYIN, Israel, April 14, 2011 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today, following the Company's immediate report on form 6-k dated September 27, 2010 and the Company's 2010 Annual Report (20-F), that on April 12, 2011, Mirs Communications Ltd. (an existing cellular operator) and 018 Xfone Communications Ltd. have won the Ministry of Communications’ UMTS frequencies allocation tender for two additional cellular operators.

Each of the beneficiaries is committed to a payment of license fees in the amount of more than NIS 700 million (US$ 205 million).

The beneficiaries shall be awarded various benefits and leniencies, such as:

(a)
A minimal license fee of NIS 10 million (US$ 2.9 million). The remaining amount of the license fee will be paid at the end of the five year period following award of the license. Each of the beneficiaries will be eligible for reductions in the license fee to a minimum of NIS 10 million, according to the market share achieved in the private (residential) segment of the market in the five years following award of the license.  For each percent of the private market captured by the beneficiary, the beneficiary will be awarded a reduction of one-seventh of the remaining license fee (less NIS 10 million).  The beneficiaries will be required to deposit a guarantee with the Ministry of Communications for the full license fee less the minimal fee of NIS 10 million. The guarantee will be reduced at the end of the second and fifth year according to the market share achieved at that time.

(b)
The winners will be allowed gradual geographic deployment of the infrastructure over a period of seven years and use of national-roaming services on the networks of existing cellular operators ("Roaming Services").

In accordance with an amendment to the Telecommunications Law, existing cellular operators will be required to allow the winners to use Roaming Services for a period of seven years, commencing on the date of the Ministry of Communications’ approval that cellular services can be provided by the beneficiary, not through Roaming Services, to an area with at least 10% of the population, and as long as at the end of four years from the beginning of this period, the beneficiary will be able to provide cellular services, not through Roaming Services, to an area with at least 40% of the population. The Minister of Finance and the Minister of Communications can extend each of the above periods for one additional period that will not exceed 3 years. Until the determination of a final tariff by the Minister of Communications with the consent of the Minister of Finance, due no later than February 1, 2012, the existing cellular operator will only be allowed to charge the beneficiary prices for Roaming Services that do not exceed the Interconnect Tariff that will be in effect at that time (with regard to cellular data, the price per 1MB shall not exceed 65% of the Interconnect Tariff set for minute of a voice call). For more information with regard to Roaming Services see the 2010 Annual Report (20-F), under "Item 3D. Key information – Risk Factors" and "Item 4B – Business Overview".

There is a possibility that the beneficiaries shall be awarded in the future additional benefits and leniencies such as the regulation of telecommunications infrastructure sharing as well as a rebates mechanism for spectrum fees, based on the market share gained by the beneficiaries in the private sector over a 5 year period after being awarded the license.

The entrance of new competitors is a significant development in the already vibrant competitive cellular environment in which we operate. This development may cause a further strengthening of the already significant upward trend in subscriber acquisition and retention costs for cellular subscribers and a further strengthening of the downward trend in cellular tariffs, and may also cause an increase in the cellular churn rate above that which has already been experienced, and may further affect our business and operating results.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2010 Annual Report (20-F) filed with the SEC on March 16, 2011. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

Contact:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: April 14, 2011